Duoyuan Global Water Inc. Appoints Ping Wei to
Board of Directors
Beijing, China, August 26, 2009 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, announced today that Ms. Ping Wei was appointed to the Company’s Board of Directors and as Chairperson of the Audit Committee. Ms. Wei is currently the chief financial officer of China Distance Education Holdings Limited (NYSE: DL). Ms. Wei replaces Christopher P. Holbert, who resigned from the Company’s Board of Directors and as the Company’s Audit Committee Chairperson effective August 26, 2009, to become the chief executive officer of Asian Financial Inc, an affiliate of Duoyuan.
Ms. Wei brings extensive accounting and finance experience to Duoyuan’s Board of Directors. Prior to her role at China Distance Education Holdings Limited, where she facilitated its initial public offering in July 2008, Ms. Wei was the director of finance and controller at New Oriental Education and Technology Group (“New Oriental”) (NYSE: EDU) from 2005 to 2008. In 2004, Ms. Wei was the head of New Oriental’s North American operations. Prior to that, Ms. Wei held positions of acting chief financial officer, controller and assistant controller at Lorus Therapeutics Inc. (“Lorus”), a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange. Prior to working at Lorus, Ms. Wei was an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a Certified Public Accountant in the U.S. She received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.
Mr. Wenhua Guo, the Company’s chairman and chief executive officer, stated, “On behalf of the Board of Directors and management, I am delighted to welcome Ms. Wei to Duoyuan Global Water. We look forward to her contributions given her years of extensive experience in international finance, accounting and auditing.”
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated June 24, 2009, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
Integrated Corporate Relations, Inc.
In the United States: Ashley M. Ammon: 1-203-682-8208
In China: Wei-Jung Yang: 86-10-6599-7968